UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUPERVALU INC.

(Name of Subject Company)

SUPERVALU INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

868536103
(CUSIP Number of Class of Securities)

Todd N. Sheldon

Senior Vice President & General Counsel

SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone: (952) 828-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

Copies to:
David M. Silk, Esq.
Igor Kirman, Esq.

DongJu Song, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐                                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.                                             Subject Company Information

(a)                                 Name and Address

The name of the subject company is SUPERVALU INC., a Delaware corporation, which we refer to as SUPERVALU or the Company.  SUPERVALU’s principal executive offices are located at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344, and its telephone number at that address is (952) 828-4000.

(b)                                 Securities

The class of equity securities to which this Schedule 14D-9 relates is SUPERVALU’s common stock, par value $0.01 per share, which we refer to as SUPERVALU Common Stock.  As of January 7, 2013, there were 213,457,753 shares of SUPERVALU Common Stock outstanding.

Item 2.                                             Identity and Background of Filing Person

(a)                                 Name and Address

This Schedule is being filed by SUPERVALU.  SUPERVALU’s name, business address and business telephone number are set forth in Item 1 above.

(b)                                 Tender Offer

This Schedule relates to the tender offer by Symphony Investors LLC, a Delaware limited liability company, which we refer to as Offeror. Offeror is a newly-formed entity owned by a group of investors led by Cerberus Capital Management, L.P., a New York limited partnership, which we refer to as Cerberus, as disclosed in a Tender Offer Statement on Schedule TO filed by Offeror, which we refer to as the Schedule TO, with the United States Securities and Exchange Commission, which we refer to as the SEC, on January 25, 2013, to purchase up to 30% of the issued and outstanding shares of SUPERVALU Common Stock at a purchase price of $4.00 net per share in cash, without interest and less applicable withholding taxes, which we refer to as the Offer Price, on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated January 25, 2013, and the related Letter of Transmittal (which, collectively with any amendments or supplements hereto, we refer to as the Offer).  As set forth in the Schedule TO, the principal executive offices of Offeror and Cerberus are located at 875 Third Avenue, New York, New York 10022, and the telephone number at such address is (212) 891-2100.

Item 3.                                             Past Contacts, Transactions, Negotiations and Agreements

In June 2006, New Albertson’s, Inc., a wholly owned subsidiary of SUPERVALU, which we refer to as NAI, and AB Acquisition LLC, which we refer to as AB Acquisition, an entity owned by a group of investors led by Cerberus, consummated a purchase of Albertson’s Inc. by AB Acquisition and a purchase of certain assets and subsidiaries of Albertson’s Inc. by NAI.  In connection with such purchases, SUPERVALU entered into a transition services agreement with Albertson’s LLC (the successor entity to Albertson’s Inc. and a wholly owned subsidiary of AB Acquisition), which we refer to as the 2006 TSA. The 2006 TSA provided for payments by Albertson’s LLC to SUPERVALU to cover the historical costs of providing support services to the operations of Albertson’s LLC.  In calendar years 2011 and 2012, fees of approximately $49 million and $46 million, respectively, were paid by Albertson’s LLC to SUPERVALU.

On January 10, 2013, Offeror, SUPERVALU and/or certain of their affiliates entered into several agreements, including a Stock Purchase Agreement, which we refer to as the SPA, among AB Acquisition, NAI and SUPERVALU, regarding the sale of NAI to AB Acquisition, and a Tender Offer Agreement, which we refer to as the TOA, between Offeror and SUPERVALU regarding the Offer.  The description of these agreements is incorporated herein by reference to Item 11 of the Schedule TO.

Pursuant to the TOA, upon the closing of the Offer:

•                  five incumbent members of the Company’s Board of Directors, which we refer to as the Company Board or the SUPERVALU board,  identified by the Company Board will resign;

•                  Offeror will have the right to designate three members, which we refer to as the Offeror Designees, of the Company Board to fill the vacancies created by such resignations, provided that such designees meet applicable legal and regulatory requirements and the Company’s internal corporate governance requirements in effect as of the execution of the Tender Offer Agreement;

•                  the remaining directors of the Company Board will appoint two of the Offeror Designees (selected by Offeror) to fill vacancies on the Company Board and decrease the size of the Company Board by three directors; and

•                  the Company Board will remove Wayne C. Sales from his position as Chief Executive Officer of the Company effective as of the closing of the Offer and will appoint Sammy K. Duncan to serve as the Chief Executive Officer of the Company.

One of the Offeror Designees will be Robert G. Miller, who will be designated as the non-executive Chairman of the Company Board.  Mr. Miller is the Chief Executive Officer of Albertson’s LLC and will retain his position with Albertson’s LLC following his appointment as non-executive Chairman of the Company Board.

Following the appointment of the initial two Offeror Designees, the Company Board will increase the size of the Board by four directors, and will appoint Mr. Duncan, the Offeror Designee not previously appointed to the Company Board and the two additional members to be identified through a search through a nationally recognized search firm to the Company Board.  On January 14, 2013, the Company instructed a previously engaged search firm to conduct this search.

In accordance with the TOA, Mr. Duncan will be elected Chief Executive Officer of the Company at the closing of the Offer, and the Company has entered into an employment letter with Mr. Duncan that provides for Mr. Duncan to be president and Chief Executive Officer of the Company conditioned upon such closing.  Mr. Duncan is to hold these positions concurrently for a three-year term, subject to extension only by a mutual, written, signed agreement between Mr. Duncan and the Company.  Mr. Duncan is to perform customary duties commensurate with his positions, and is to receive a $500,000 signing bonus, an annual base salary of $1,500,000, a target annual bonus equal to 100% of his base salary and a maximum annual bonus of 200% of his base salary, stock options to acquire 1,500,000 shares of SUPERVALU Common Stock upon his commencement of employment, and annual grants of stock options and/or performance shares in amounts and with terms determined by the Company Board or the Company’s Leadership Development and Compensation Committee.

In connection with entering into the TOA, the Company entered into a consulting agreement with Mr. Duncan, pursuant to which Mr. Duncan provides services to the Company related to assessing, analyzing and developing plans related to retail store operations.  The consulting agreement provides that the Company will pay Mr. Duncan $2,000 per day of work requested and approved by the Company and Mr. Duncan will provide consulting services on a month to month basis.  Either party may unilaterally terminate the consulting arrangement on fourteen days written notice to the other party.  The consulting arrangement will terminate upon Mr. Duncan becoming an employee of the Company.

(a)                                 Arrangements with Current Executive Officers and Directors of the Company.

Wayne Sales Letter Agreement

Mr. Sales entered into a letter agreement with SUPERVALU regarding the terms of his employment as President and Chief Executive Officer of SUPERVALU. The letter agreement has a two-year term ending on July 28, 2014. Pursuant to the letter agreement, Mr. Sales is entitled to an annual base salary of $1,500,000 and is entitled to a signing bonus of $1,260,000 paid in two equal installments, one of which was paid immediately following signing the letter agreement and the second of which is due on July 29, 2013.  Pursuant to this letter agreement, Mr. Sales is also eligible to receive a cash bonus for the portion of SUPERVALU’s fiscal year ending February 23, 2013 equal to no less than $1,000,000, the opportunity to earn a bonus for SUPERVALU’s fiscal year ending February 22, 2014 with a target of $1,500,000 and a maximum of $3,000,000, and the opportunity to earn a bonus for the period commencing on February 23, 2014 and ending at the end of the term with a target of $500,000 and a maximum of $1,000,000, each based on the achievement of performance goals approved by the Leadership Development and Compensation Committee of the SUPERVALU board.

In connection with commencing employment, Mr. Sales was granted 447,155 stock units, which we refer to as RSUs, which vest based on his continued employment (or upon a change in control or a qualifying termination of employment) and performance shares with a target number of shares of 447,155 that vest based on his continued employment (or upon a change in control or a qualifying termination of employment) and the per share price of SUPERVALU Common Stock.  In the event of a change in control (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, which we refer to as Section 409A, which will be triggered by the closing of the Offer if the Offeror acquires 30% of the issued and outstanding shares of SUPERVALU Common Stock), a termination of employment without “Cause” (as defined in the letter agreement) or death or “disability” (within the meaning of Section 409A), all of the RSUs will immediately vest and the performance shares will vest based on the share price as of the applicable measurement date, which will be the date of the change in control or the date of the termination of Mr. Sales’ employment with SUPERVALU (using the average closing price of SUPERVALU Common Stock for the 20-trading day period prior to the measurement date upon a termination of employment).

In the event that Mr. Sales’ employment is terminated by SUPERVALU without Cause (including his removal in connection with the closing of the Offer), he will be entitled to receive: (i) the unpaid portion of his signing bonus; (ii) the portion of his annual salary that would have been paid from his termination date through July 28, 2014; (iii) the minimum cash bonus for SUPERVALU’s fiscal year ending February 23, 2013, the target bonus for SUPERVALU’s fiscal year ending February 22, 2014 and for the period from February 23, 2014 through July 28, 2014 (to the extent Mr. Sales’ termination occurs prior to the end of such periods) and the actual bonus earned for SUPERVALU’s fiscal year ending February 23, 2014 (if Mr. Sales’ termination occurs on or after February 23, 2014), (iv) full vesting of his outstanding RSUs, and (v) the conversion of any performance shares which have been granted and for which the measurement date has not occurred into the greater of the number of shares of common stock determined using the termination date as the measurement date or the target number of shares. In addition, if Mr. Sales’ employment is terminated by SUPERVALU without Cause prior to July 29, 2013, Mr. Sales will be additionally entitled to receive a lump sum payment of $2,200,000 in lieu of the RSU and performance share grants scheduled to be made to Mr. Sales on July 29, 2013.  Mr. Sales is not entitled to any other severance benefits upon a termination of employment (including with respect to a termination of employment following a change in control) and he is subject to certain customary non-compete, non-solicitation, confidentiality and mandatory arbitration provisions.  The amounts that may become payable to Mr. Sales upon the closing of the Offer and his contemporaneous removal as Chief Executive Officer are set forth under “Item 8. Additional Information—Golden Parachute Compensation”.

Change of Control Agreement

Each of SUPERVALU’s executive officers, other than Mr. Sales, is party to a change of control agreement with SUPERVALU.  The SUPERVALU board has determined that the Offer will be a change of control for the purposes of the change of control agreements.  The change of control agreements provide that if an executive’s employment is involuntarily terminated by SUPERVALU without “Cause” or the executive voluntarily resigns for “Good Reason” (as each term is defined in the change of control agreements) within two years following a change of control or in anticipation of a change of control he or she will be entitled to the following benefits:

•                  Two times (except with respect to Keith Kravcik, Fred Boehler and Kathleen Persian, who each have a multiple of one times) base salary and target annual incentive, plus welfare benefits continuation;

•                  Earned but unpaid base salary and accrued vacation and annual bonus plan and long-term incentive plan amounts due but not yet paid;

•                  Pro rata annual incentive for year of termination of employment; and

•                  Outplacement of up to $25,000.

If the executive officers (other than the named executive officers (as defined below)) are terminated without Cause immediately following the closing of the Offer, the eight executive officers who are not named executive officers would be entitled to payments and benefits, pursuant to the terms of the change of control agreements, with an aggregate value equal to $12,540,441 (excluding any accelerated vesting of equity awards).  The amounts that would be due to each named executive officer who is party to a change of control agreement assuming a termination of employment without Cause immediately following the completion of the Offer are set forth under “Item 8. Additional Information—Golden Parachute Compensation”.

Retention Agreements

Each SUPERVALU executive officer, other than Mr. Sales, was granted a retention award in 2012.  The retention awards provide that the executive officer will be entitled to a retention bonus, vesting in installments on specified dates (and paid on the first payroll date following vesting), subject to the executive officer’s continued employment through such vesting dates (with the retention awards granted to (i) Sherry Smith, Janel Haugarth, J. Andrew Herring, Michael Moore, David Pylipow, and Kevin Holt, vesting as follows: 10% vested on January 18, 2013, 20% vests on July 18, 2013, 30% vests on January 18, 2014 and 40% vests on July 18, 2014, (ii) Mr. Kravcik, Mr. Boehler, Timothy Lowe and Ms. Persian, vesting as follows: 25% vested on January 16, 2013, 25% vests on April 16, 2013 and 50% vests on July 16, 2013 and (iii) Santiago Roces, vesting as follows: 30% vests on January 1, 2014 and 70% vests on July 18, 2014); provided, however, that if the executive officer’s employment is terminated by SUPERVALU without “Cause” or by the executive officer for “Good Reason” (as each such term is defined in the applicable retention award agreement) prior to being paid the full retention bonus payment, the executive officer would be entitled to the payment of the unpaid portion of the retention bonus no later than thirty days following the date of such termination of employment.  If the executive officers (other than the named executive officers) are terminated without “Cause” immediately following the closing of the Offer, the eight executive officers who are not named executive officers would be entitled to payments pursuant to the retention award agreements with an aggregate value equal to $3,114,750.  The amounts relating to the accelerated vesting of retention awards that would be due to each named executive officer who received a retention award assuming a termination of employment without Cause immediately following the completion of the Offer are set forth under “Item 8. Additional Information—Golden Parachute Compensation”.

(b)                                 Shares of SUPERVALU Common Stock and Equity Awards with Respect to Shares of SUPERVALU Common Stock Held by Non-Employee Directors and Executive Officers of SUPERVALU

If the non-employee directors and executive officers of SUPERVALU were to tender any shares of SUPERVALU Common Stock they own pursuant to the Offer, they would receive the same Offer Price, and will be subject to the same pro-ration provisions, as other stockholders of SUPERVALU Common Stock.  As of January 24, 2013, the nine non-employee directors and twelve executive officers of SUPERVALU held an aggregate of 535,400 shares of SUPERVALU Common Stock, excluding shares held through certain compensatory plans of SUPERVALU (as described below or held through a director’s trust).  If the directors and executive officers of SUPERVALU were to tender all of such shares of SUPERVALU Common Stock for the Offer Price and all of those shares of SUPERVALU Common Stock were accepted for tender at the Offer Price, the directors and executive officers of SUPERVALU would receive an aggregate of $2,141,600 in connection with the Offer.

In addition, as of January 24, 2013, the executive officers of SUPERVALU held an aggregate of 7,159 shares of SUPERVALU Common Stock through SUPERVALU’s 401(k) plan and assuming that all such shares were tendered and accepted at the Offer Price, the holders of such shares would receive an aggregate of $28,636 in connection with the Offer.

Treatment of Stock Options and Stock Appreciation Rights

As of January 24, 2013, the nine non-employee directors and twelve executive officers of SUPERVALU held stock options and stock appreciation rights, which we refer to as SARs (including SARs that were granted as multi-year performance awards with respect to performance in fiscal years 2013 through 2015), to purchase an aggregate of 2,926,471 shares of SUPERVALU Common Stock, with exercise prices ranging from $2.16 to $49.10, 1,095,705 of which were vested and exercisable as of that date.

Upon a change in control of SUPERVALU (which will be triggered for outstanding stock options and SARs if more than 20% of the issued and outstanding shares of SUPERVALU Common Stock are acquired in the Offer), certain unvested outstanding stock options and SARs held by the executive officers of SUPERVALU would become fully exercisable.  The remaining outstanding stock options and SARs held by the executive officers will only vest upon a qualifying termination of employment within two years following a change in control.

Assuming the Offer was completed for more than 20% of the issued and outstanding shares of SUPERVALU Common Stock, the only outstanding stock options or SARs that vest solely as a result of the closing of the Offer and have a positive intrinsic value (the spread between the exercise price or grant price, as applicable, and the Offer Price) are 70,274 SARs granted to Mr. Holt that, if cashed out upon the closing of the Offer (assuming the Offer Price), would have an aggregate value of $106,816.  No other outstanding stock options or SARs held by executive officers of SUPERVALU that would vest solely as a result of the closing of the Offer would have intrinsic value based on the Offer Price.

Treatment of Multi-Year Performance Awards for Fiscal Years 2012-2014

As of January 24, 2013, the executive officers of SUPERVALU (other than Mr. Sales and Mr. Holt) held multi-year performance awards with respect to fiscal year 2012 to 2014 performance, which we refer to as MYPAs, with respect to which performance-based vesting would occur based on the achievement of certain performance measures at the time of the change in control (which will be triggered if more than 20% of the issued and outstanding shares of SUPERVALU Common Stock are acquired in the Offer).  Based on the current performance of SUPERVALU, none of the outstanding MYPAs will vest upon the closing of the Offer.

Treatment of Restricted Stock Units

As of January 24, 2013, the only executive officer who held RSUs that settle in shares of SUPERVALU Common Stock was Mr. Sales.  As described above, Mr. Sales holds 447,155 RSUs that vest immediately upon a change in control (as determined in accordance with Section 409A, which will be triggered by the closing of the Offer if the Offeror acquires 30% of the issued and outstanding shares of SUPERVALU Common Stock).  In addition, consistent with the terms of the letter agreement described above, the RSUs will vest upon a termination of Mr. Sales employment without Cause, which includes the removal of Mr. Sales from his employment with SUPERVALU in connection with the closing of the Offer.

Treatment of Restricted Stock

As of January 24, 2013, the executive officers of SUPERVALU held an aggregate of 219,060 shares of restricted stock, which we refer to as Restricted Stock.  All of the Restricted Stock held by the executive officers will vest upon a qualifying termination of employment within two years following a change in control. Accordingly, none of the shares of Restricted Stock held by executive officers of SUPERVALU vests solely as a result of the closing of the Offer.

Treatment of Performance Shares

Mr. Sales holds unvested performance shares with a target number of 447,155 shares.  In the event of a change in control (within the meaning of Section 409A, which will be triggered by the completion of the Offer if the Offeror acquires 30% of the issued and outstanding shares of SUPERVALU Common Stock), the number of shares that will vest will be equal to (i) zero, if the average closing price of SUPERVALU Common Stock for the 20-trading day period prior to the measurement date is $1.23 or less, (ii) 100% of the target number, if the average closing price on the measurement date is equal to $2.46, (iii) 200% of the target number, if the average closing price on the measurement date is $4.92 and (iv) 300% of the target number, if the average closing price on the measurement date is $7.38 or more, with a straight-line interpolation of the number of shares where the average closing price on the measurement date does not equal $1.23, $2.46, $4.92 or $7.38, and percentages will be rounded to the nearest whole percent.  In the event of a change in control, the measurement date is the date of the change in control and the applicable measurement price is the price on that date.  Assuming there is a change in control with respect to the performance shares and based on the Offer Price, Mr. Sales would vest in 728,863 shares of SUPERVALU Common Stock.  In addition, as described above, Mr. Sales’ performance shares will vest upon a termination of his employment without Cause (subject to the achievement of the specified share price goals), which includes the removal of Mr. Sales in connection with the closing of the Offer, and Mr. Sales would vest in 728,863 shares of SUPERVALU Common Stock (based on the Offer Price) upon such a termination of employment.

Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and the Company, its executive officers, directors or affiliates, on the other hand, is included in excerpts from the Company’s Definitive Proxy Statement on Form 14A, filed with the SEC on June 4, 2012, which is incorporated herein by reference and attached hereto as Exhibit (e)(7).

Item 4.                                             The Solicitation or Recommendation

(a)                                 Solicitation or Recommendation

The Company Board is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer.  Accordingly, SUPERVALU has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether SUPERVALU’s stockholders should participate in the Offer.  SUPERVALU urges each stockholder to make his, her or its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all of the available information and in light of the stockholder’s own investment objectives, the stockholder’s view with respect to SUPERVALU’s prospects and outlook, the matters considered by the Company Board, as noted below, and any other factors that the stockholder deems relevant to his, her or its investment decision.

(b)                                 Background of the Offer and Reasons for Recommendation

Background of the Offer

The information disclosed in Item 3 of this Statement is incorporated by reference herein.

SUPERVALU maintains an ongoing review of SUPERVALU’s competitive position, strategic prospects and direction and updates the SUPERVALU board on that review at least annually.  As a result of such a review, on July 11, 2012, SUPERVALU announced publicly that its board and management, in conjunction with its financial advisors, Goldman Sachs & Co. (which we refer to as Goldman) and Greenhill & Co., LLC (which we refer to as Greenhill), were initiating a review of strategic alternatives to create value for the Company’s stockholders.  This review of strategic alternatives would be overseen by SUPERVALU’s then-non-executive chairman, Wayne Sales.  Subsequently, on July 29, 2012, the SUPERVALU board determined that a leadership change was needed and removed Craig Herkert from his position as Chief Executive Officer of SUPERVALU, replacing him with Mr. Sales, who became Chairman and Chief Executive Officer.  The SUPERVALU board determined that Mr. Sales should continue to oversee the review of strategic alternatives in his position as Chairman and Chief Executive Officer.

Following the July 11 announcement, SUPERVALU’s financial advisors began to solicit expressions of interest in a potential transaction from third parties, and received several such expressions of interest.  At the direction of the SUPERVALU board, Goldman and Greenhill invited certain parties that had expressed interest in exploring a potential transaction with SUPERVALU to begin a due diligence investigation of SUPERVALU.  Between July 30, 2012 and August 30, 2012, SUPERVALU entered into confidentiality agreements with 13 parties, including a confidentiality agreement with Cerberus entered into on July 31, 2012.  Over the next several weeks, SUPERVALU met with, and made due diligence materials available to, certain of the interested parties that had executed confidentiality agreements, including a management presentation to Cerberus and Albertson’s LLC on August 9, 2012 attended by members of SUPERVALU management.

The SUPERVALU board received periodic updates concerning the status of the review of strategic alternatives and/or the status of the Company’s business, including at meetings on August 2, 2012, August 16, 2012, August 30, 2012, September 27, 2012 and October 8, 2012.  At these meetings, the SUPERVALU board received updates on and discussed the status, timing and other elements of the process, but did not take further actions on the matter.

Early in October 2012, SUPERVALU’s financial advisors invited certain of the parties with whom confidentiality agreements had been executed to submit proposals to SUPERVALU regarding a potential acquisition of SUPERVALU as part of SUPERVALU’s review of strategic alternatives.  On October 10 and 11, 2012, six parties with whom confidentiality agreements had been executed, including Cerberus (together with Albertson’s LLC), submitted proposals.  Most of these proposals received by SUPERVALU focused on transactions for the Save-A-Lot banner, independent distribution business or other specific assets or lines of business of SUPERVALU.  The Cerberus proposal contemplated an acquisition of all of the shares of SUPERVALU Common Stock for $3.75 per share, accompanied by a tender offer for the outstanding notes of American Stores Company, a wholly owned subsidiary of NAI (which we refer to as ASC) and followed by a sale by NAI of the former Albertson’s banners to Albertson’s LLC for $1.2 billion in cash.  One other proposal indicated that the counterparty might consider making a bid for SUPERVALU, at a price considerably below that proposed by Cerberus/Albertson’s LLC, but only if that counterparty could be matched up with a partner; that counterparty subsequently informed Goldman that it preferred to focus only on a proposal for the Save-a-Lot banner.  On October 12, 2012, representatives of SUPERVALU, Cerberus, Albertson’s LLC and Goldman participated in a discussion regarding a potential transaction.

At a meeting of the SUPERVALU board on October 15, 2012, the board discussed with management and SUPERVALU’s financial and legal advisors the process to date and the proposals that had been submitted.  After consideration of these proposals, including the value being offered, the likelihood of financing and other risks of the offers, the ongoing operating risk posed by the NAI assets, the relative strength of the Save-A-Lot assets, and possible negotiating strategies, the SUPERVALU board advised that SUPERVALU’s management and advisors should proceed with direct negotiations with Cerberus and Albertson’s LLC, while also continuing dialogue with other potential counterparties and gave guidance to the management team on certain key negotiating parameters.

Following this meeting, representatives of Goldman had a discussion on October 15, 2012 with representatives of Cerberus.  During that discussion, Cerberus expressed willingness to increase the offer price to $4.00 per share, but noted that it would not be willing to increase the price above that level.  In addition, representatives of SUPERVALU’s legal counsel, Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell Lipton, discussed with representatives of Cerberus’ legal counsel, Schulte Roth & Zabel LLP, which we refer to as Schulte Roth, as well as representatives of Cerberus, on October 19, 2012 certain key terms of the proposal (including the circumstances under which termination fees would be payable if the transactions were not consummated).  The SUPERVALU board met telephonically on October 22, 2012 and was informed of these developments, and discussed these developments further at a telephonic meeting on October 25, 2012.

On October 23, 2012, the California Department of Industrial Relations sent a demand to SUPERVALU that NAI post additional security in connection with its self-insured workers’ compensation obligations in California.  Following receipt of this letter, SUPERVALU notified Cerberus of the development, and members of SUPERVALU management and representatives of Cerberus met with the California Department of Industrial Relations and the California Self-Insurers’ Security Fund, which we refer to as the CSISF, to discuss the demand and inform CSISF of a potential transaction.  Members of SUPERVALU management, representatives of Cerberus, and members of Albertson’s LLC management also contacted the Pension Benefit Guaranty Corporation, which we refer to as the PBGC, regarding a potential transaction.

Between October 22 and October 30, 2012, members of management of SUPERVALU held extensive due diligence sessions in Minneapolis for representatives of Cerberus and members of management of Albertson’s LLC.  On October 29, 2012, Wachtell Lipton sent a draft merger agreement to Schulte Roth.  Throughout this period, Goldman and Greenhill continued to engage in discussions with other potential counterparties who had expressed an interest in other parts of SUPERVALU.  The SUPERVALU board met telephonically on November 1, 2012, and discussed the developments since its last meeting with SUPERVALU’s financial and legal advisors.

On November 13, 2012, members of SUPERVALU management, along with representatives of Goldman, Greenhill and Wachtell Lipton, met in New York with representatives of Cerberus, Albertson’s LLC and Schulte Roth.  At that meeting, Cerberus and Albertson’s LLC informed SUPERVALU that they no longer believed they would be able to obtain financing for the potential transaction as originally proposed, and instead proposed to acquire all of the equity of NAI (which would retain its and its subsidiaries’ debt, including the ASC notes) and to have Albertson’s LLC indemnify SUPERVALU for its existing obligations to guaranty the ASC notes.  In addition, Cerberus would, if SUPERVALU so desired, tender for up to 20% of the SUPERVALU Common Stock at $4.00 per share, assuming that upon consummation of the offer, Cerberus/Albertson’s LLC would have representation on the SUPERVALU board, including Mr. Miller as non-executive chairman, and that Mr. Duncan would be elected as Chief Executive Officer.  During the ensuing two weeks, the parties held discussions through their advisors concerning the proposed merger transaction as well as the alternative proposal by Cerberus and Albertson’s LLC.

The SUPERVALU board met telephonically on November 15, 2012 to discuss the revised proposal with SUPERVALU’s management and financial and legal advisors, including the work plan for further assessment of the proposal and potential alternatives to the transaction, including continued operation of SUPERVALU without any strategic transaction.  Following this meeting, representatives of Goldman had several discussions with representatives of Cerberus and Albertson’s LLC to explore financing alternatives.  On November 28, 2012, members of SUPERVALU management along with representatives of Goldman, Greenhill and Wachtell Lipton, met in New York with representatives of Cerberus and Albertson’s LLC.  At this meeting, Cerberus and Albertson’s LLC again stated that they did not believe they could obtain financing for an acquisition of all of SUPERVALU on terms acceptable to Cerberus and Albertson’s LLC, and reiterated their alternative proposal focused on NAI, together with a possible tender offer for up to 30% of the SUPERVALU shares.  The parties discussed the feasibility of financing for the acquisition of all of the Company.  On November 29, 2012, Cerberus and Albertson’s

LLC indicated that they were not willing to pursue an acquisition of SUPERVALU as an entirety, and indicated that they would be willing to pursue the alternative proposal only if SUPERVALU indicated a willingness to proceed by December 3, 2012.

The SUPERVALU board had a telephonic meeting with SUPERVALU’s management and financial and legal advisors on November 29, 2012.  The Company Board discussed whether an acquisition of SUPERVALU as a whole might still be feasible, and the benefits and drawbacks of the revised Cerberus proposal, including the ability to remove certain higher risk assets from SUPERVALU’s operations, the possible provision of some immediate return to stockholders through the tender offer, and the uncertainty due to the need to refinance certain indebtedness of SUPERVALU under the new structure.  Following extensive discussion, the SUPERVALU board reached a consensus that it was willing to engage on a non-exclusive basis with Cerberus on its alternative proposal subject to the negotiation of the terms of the transactions.  Later that day, representatives of SUPERVALU communicated this view to representatives of Cerberus and Albertson’s LLC.

On December 3, 2012, Schulte Roth delivered to Wachtell Lipton a term sheet regarding proposed terms of the tender offer, further drafts of which were exchanged on December 4, 2012.  On December 4, 2012, members of SUPERVALU management met with representatives of Cerberus and Albertson’s LLC and expressed several concerns with the tender offer proposal, noting in particular that the proposed right of Offeror to designate a majority of the SUPERVALU board was unacceptable to SUPERVALU.  On December 5, 2012, members of SUPERVALU management and representatives of Goldman and of Greenhill met with representatives of Cerberus and members of management of Albertson’s LLC to discuss due diligence and the commercial terms of transition services that would be required between NAI and SUPERVALU in the alternative structure.  On December 6, 2012, members of management of Albertson’s LLC and SUPERVALU again discussed the governance proposal.  On December 6 and 7, 2012 representatives of Goldman met with representatives of Cerberus and Albertson’s LLC to discuss the financing of the transaction and due diligence matters.

SUPERVALU’s management and financial and legal advisors updated the SUPERVALU board on these developments at a telephonic meeting on December 6, 2012.  Following discussion, the SUPERVALU board expressed reservations with the governance proposal that had been advanced by Cerberus and proposed a response that would give current members of the SUPERVALU board a majority of the board at the closing of the tender offer, after which SUPERVALU would conduct a search for two additional independent directors to add to the board.  The governance proposal was communicated by representatives of SUPERVALU to representatives of Cerberus and Albertson’s LLC later that day.  The SUPERVALU board also discussed the continuing efforts to obtain a proposal with respect to the acquisition of specific assets of SUPERVALU, including the Save-A-Lot banner.

On December 7, 2012, members of SUPERVALU and Albertson’s LLC management and representatives of Cerberus discussed the governance proposal.  Wachtell Lipton separately discussed with Schulte Roth the governance proposal and other issues, including the inclusion of a closing condition requiring a minimum level of shares tendered, the absence of a reverse termination fee, the absence of a right for SUPERVALU to accept a superior proposal, and the obligation of SUPERVALU to reimburse Offeror’s expenses in certain circumstances.  Later that day, Schulte Roth informed Wachtell Lipton that SUPERVALU’s governance proposal and the concept of a reverse termination fee would be acceptable.

Also on December 7, 2012, the CSISF sent to SUPERVALU a letter stating that it had filed a financing statement under the Uniform Commercial Code claiming security interests against assets of NAI to support NAI’s workers’ compensation obligations in California and was in the process of making additional filings for the purpose of providing notice of the attachment of its putative security interest in various real property recording registries.  The letter also made reference to public reports of a potential sale transaction and stated that the CSISF should be included in discussions concerning any proposed transaction.

On December 12, 2012, Schulte Roth sent to Wachtell Lipton drafts of the principal transaction documents for the transactions.  On December 12 and 13, 2012, members of SUPERVALU management, along with representatives of Goldman and Greenhill, met with representatives of Cerberus and Albertson’s LLC to discuss the financial prospects of the separated companies, the amount of consideration to SUPERVALU and SUPERVALU stockholders, the allocation of employee, pension and other liabilities, transition services, transaction financing, and other economic and commercial terms of the transactions.  On December 13, 2012, members of SUPERVALU management and representatives of Cerberus met with the CSISF to discuss the CSISF’s claims against NAI and the potential transactions.

Later on December 13, 2012, the SUPERVALU board met telephonically to discuss the status of the negotiations with Cerberus and the ongoing process with respect to refinancing certain indebtedness of SUPERVALU, resolving the claims of the CSISF, and coordinating with the PBGC.  On December 14, 2012, members of SUPERVALU management met with representatives of Cerberus and Albertson’s LLC, to discuss transition services, including the duration of services and the fees payable for such services after the first year.  On December 17, 2012, members of SUPERVALU management and representatives of Cerberus met with the PBGC to discuss potential concerns of the PBGC with the proposed NAI transaction.  On December 18, 2012, representatives of Wachtell Lipton had several discussions and met with representatives of Schulte Roth and Cerberus to discuss the transaction documentation.  In these discussions, among other issues, Schulte Roth informed Wachtell Lipton that Cerberus and Albertson’s LLC now considered the tender offer and accompanying governance changes to be a key part of the transactions.  Also on December 18, 2012, representatives of Goldman met with representatives of Cerberus and its potential debt financing sources to discuss the financing of the transactions.

On December 19, 2012, at an in-person meeting, the SUPERVALU board discussed the status of negotiations and the ongoing process with its legal and financial advisors, including the results of the discussions among legal counsel the previous day as well as information regarding the pro forma financial condition of SUPERVALU following any sale of NAI.  In addition, at the invitation of the SUPERVALU board, Mr. Duncan and Robert Miller, President and CEO of Albertson’s LLC, presented to the board their views of the business and operations of SUPERVALU post-closing and answered a number of  questions from  the board regarding their qualifications and potential conflicts of interest.  Also on that day, SUPERVALU received an initial draft commitment letter and term sheet in connection with the refinancing of its existing senior secured asset-based loan agreement. SUPERVALU received an initial draft commitment letter and term sheet in connection with the refinancing of its existing senior secured term loan credit facility on December 21, 2013.

On December 24, 2012, Wachtell Lipton sent revised drafts of the principal transaction agreements to Schulte Roth.  On December 28, 2012, Schulte Roth identified to Wachtell Lipton several issues that Cerberus considered significant, including the terms of Offeror’s standstill obligations, the ability of SUPERVALU to consider and accept a superior proposal, the structure and fees of the transition services agreements, working capital and net worth adjustments to the purchase price, the resolution of the CSISF claims, the nature of the credit supports for the indemnification of SUPERVALU’s guarantee obligations with respect to the ASC notes, and the termination fees payable by each party.

Over the next several days, members of SUPERVALU management and representatives of Cerberus, together with representatives of Goldman and Greenhill, had numerous discussions around these and other issues and due diligence information, as well as further discussion with both the PBGC and the CSISF.  Members of SUPERVALU management and accountants of both SUPERVALU and

Cerberus/Albertson’s LLC met from December 29, 2012 through January 4, 2013, along with representatives of Cerberus and Goldman on certain of these days, to review accounting due diligence. Representatives of Wachtell Lipton and representatives of Schulte Roth exchanged several drafts of both principal and ancillary transaction documents and had several discussions, including a meeting on January 2, 2013, that included representatives of SUPERVALU, Cerberus and Albertson’s LLC.  In addition, members of SUPERVALU management, together with Wachtell Lipton and SUPERVALU’s financing counsel, Dorsey & Whitney LLP (which we refer to as Dorsey), negotiated financing commitments with several banks for the refinancing of certain SUPERVALU indebtedness in connection with the transactions.

On January 6, 2013, members of SUPERVALU management, together with Goldman, Greenhill, and Wachtell Lipton, met with representatives of Cerberus and Albertson’s LLC, together with Schulte Roth, to discuss and attempt to resolve the remaining key issues in the transactions, including the creditworthiness of the counterparties, terms of the standstill, duration of transfer restrictions, balance sheet-based purchase price adjustments, termination fees, employee retention efforts, treatment of tax capital losses of SUPERVALU, the ongoing discussions with the CSISF and the PBGC, and the timing of Mr. Duncan’s potential appointment as Chief Executive Officer of SUPERVALU.

Following such meeting, the participants in the meeting continued to have numerous discussions over the next few days to finalize the details of issues that had been resolved in principle and to resolve remaining issues.  Discussions also continued with the PBGC, the CSISF and refinancing sources.

The SUPERVALU board met on January 9, 2013 to consider the transactions.  Representatives of Goldman and Greenhill provided opinions substantially to the effect that the purchase price to be received by SUPERVALU for the stock of NAI is fair, from a financial point of view, to SUPERVALU.  No opinion was given as to the Offer Price or the fairness of the Offer.  Representatives of Wachtell Lipton discussed the terms of the transaction documents for the transactions.  The SUPERVALU board then discussed the proposed transactions extensively and, following the discussion, resolved to approve SUPERVALU entering into the transaction agreements for the transactions.

Following the board meeting, the parties and their advisors continued their negotiations of the transaction documents for the transactions as well as the financing commitments, refinancing commitments, and agreements with the PBGC and the CSISF, and the transaction agreements (including the financing and refinancing commitment letters) were executed early in the morning of January 10, 2013.  Following the execution, SUPERVALU and Cerberus issued a joint press release before the market opened on January 10, 2013, announcing entry into the transaction agreements.

Reasons for the Recommendation

While the SUPERVALU board considered the transactions generally to be in the best interests of SUPERVALU and its stockholders, the SUPERVALU board is expressing no opinion and is remaining neutral with respect to the Offer.    In determining not to express an opinion and to remain neutral with respect to an Offer, the SUPERVALU board considered a number of factors relating specifically to the Offer, including the following:

•                  that there is no obligation on behalf of any stockholder to tender;

•                  that each stockholder can make an independent judgment of whether to maintain his, her or its interest in SUPERVALU or to reduce or possibly eliminate such interest in SUPERVALU by participating in the Offer;

•                  that in the absence of Offeror acquiring 30% of the issued and outstanding shares of SUPERVALU Common Stock in the Offer, SUPERVALU has the right and/or the obligation, to issue additional shares of stock to Offeror (which we refer to as the Issuance), and the completion of the Offer is not in itself a closing condition to the closing of the remaining transactions so long as the Issuance is completed;

•                  that while it is up to individual stockholders to consider the factors relevant to them, the Company Board expects that among such factors some stockholders might consider the following:

•                  that the Offer Price of $4.00 per share is at a premium of approximately 32% to the closing price on January 9, 2013, the last trading day before announcement of the transactions, and is a price at which the SUPERVALU board is prepared to issue to Offeror up to 19.9% of the number of shares of SUPERVALU Common Stock outstanding immediately before the expiration of the Offer, depending on the number of shares tendered into the Offer;

•                  the tax and accounting consequences for each stockholder of participating in the Offer;

•                  the possibility that in the event the Offeror does not acquire 30% of the issued and outstanding shares of SUPERVALU Common Stock in the Offer, SUPERVALU has the right and/or the obligation, to issue additional shares of stock to Offeror, which may cause dilution of the current stockholders’ interest in SUPERVALU; and

•                  the fact that a stockholder whose shares are tendered into the Offer and accepted for purchase by the Offeror will cease to participate in any benefits, or be exposed to the risks, of an investment in SUPERVALU following the closing with respect to the shares tendered and accepted.

The SUPERVALU board did not find it practicable to provide specific assessments of, quantify, or otherwise assign any relative weight to, the specific factors considered in determining their recommendation.  The SUPERVALU board’s determination was, rather, made after consideration of the factors taken as a whole.

(c)                                  Intent to Tender

To the Company’s knowledge, after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender its shares of SUPERVALU Common Stock held of record or beneficially by them pursuant to the Offer, except Steven Rogers who intends to tender 6,911 shares of SUPERVALU Common Stock in the Offer.

Item 5.                                             Persons/Assets Retained, Employed, Compensated or Used

Neither SUPERVALU nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of SUPERVALU with respect to the Offer.

Item 6.                                             Interest in Securities of the Subject Company

No transactions in SUPERVALU Common Stock have been effected during the past 60 days by SUPERVALU or any of its subsidiaries or, to the best of SUPERVALU’s knowledge, by any executive officer, director, or affiliate of SUPERVALU.

Item 7.                                             Purposes of the Transaction and Plans or Proposals

Other than as described or incorporated by reference (including by reference to Item 11 of the Schedule TO) in this Schedule 14D-9, SUPERVALU is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of SUPERVALU’s securities by SUPERVALU, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving SUPERVALU or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of SUPERVALU or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of SUPERVALU.

Other than as described herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.                                             Additional Information

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Wayne C. Sales, Sherry M. Smith, Janel S. Haugarth and J. Andrew Herring, who we collectively refer to as the named executive officers, that is based on or otherwise relates to the Offer.

As described above, Mr. Sales entered into a letter agreement with SUPERVALU on August 2, 2012 when he commenced employment as the Chief Executive Officer of SUPERVALU.  The letter agreement with Mr. Sales provides for certain severance benefits upon a qualifying termination of employment as described above and quantified below in the “Golden Parachute Compensation” table.  In addition, each of the named executive officers, other than Mr. Sales, have entered into change of control agreements with SUPERVALU that, as described above, entitle the named executive officers to receive a lump sum payment upon a qualifying termination of employment within two years after or in anticipation of a change of control.  The severance payments and benefits for all the named executive officers are contingent upon honoring certain non-competition, non-solicitation and confidentiality covenants. In addition, each of the named executive officers, other than Mr. Sales, was granted a retention bonus award that, as described above will fully vest and be paid upon a qualifying termination of employment.  For more information on the details of these arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Arrangements with Current Executive Officers and Directors of the Company”.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer, assuming the following:

•                  the Offer closed on January 24, 2013, the latest practicable date prior to the filing of this Schedule 14D-9;

•                  the Offer Price is $4.00 per share of SUPERVALU Common Stock; and

•                  each named executive officer was terminated without Cause or resigned for Good Reason (where applicable) one day following the closing of the Offer on January 24, 2013 (the latest practicable date prior to the filing of this Schedule 14D-9) and the Offer qualifies as a “change of control” for the purposes of all agreements and arrangements that apply to named executive officers.

GOLDEN PARACHUTE COMPENSATION

Name*	Cash ($)		Equity ($)		Perquisites/ Benefits ($)(5)	Other ($)(6)	Total ($)
Wayne C. Sales	8,091,538	(1)	4,704,072	(3)	—	—	12,795,610
Sherry M. Smith	2,400,000	(2)	373,568	(4)	60,919	675,000	3,509,487
Janel S. Haugarth	2,500,000	(2)	411,358	(4)	62,450	675,000	3,648,808
J. Andrew Herring	2,000,000	(2)	312,180	(4)	58,561	450,000	2,820,741

*  No figures are reported with respect to Craig R. Herkert and Peter J. Van Helden as they ceased to be executive officers of SUPERVALU in July 2012 and May 2012 respectively.

(1)         The amounts disclosed in this column become due to Mr. Sales upon a termination of employment without Cause (as defined in his letter agreement described under “Item3.  Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Wayne Sales Letter Agreement”), which includes his removal in connection with the closing of the Offer  (“double trigger” payments).  Pursuant to the terms of his letter agreement, Mr. Sales is subject to a one-year post-termination non-competition covenant, as well as covenants not to solicit employees, customers, venders or suppliers during the one-year period following the termination of his employment.

(2)         The amounts disclosed in this column become due to the named executive officers only upon a termination of employment by SUPERVALU without Cause (as defined in the change of control agreements) or by the executive officer for Good Reason (as defined in the charge of control agreements) following the closing of the Offer (“double trigger” payments) (as described under “Item 3.  Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Change of Control Agreements”).  Pursuant to the terms of the change of control agreements, each of the named executive officers is subject to a one-year post-termination covenant not to solicit employees, customers, vendors or suppliers.

(3)         The RSUs and performance shares granted to Mr. Sales in connection with the commencement of his employment vest upon a change of control (within the meaning of Section 409A, which will be triggered by the closing of the Offer if the Offeror acquires 30% of the issued and outstanding shares of SUPERVALU Common Stock) (“single trigger” vesting).  If the Offeror acquires less than 30% of the issued and outstanding shares of SUPERVALU Common Stock, the equity awards will vest upon the termination of Mr. Sales’ employment with SUPERVALU without Cause, which includes his removal in connection with the closing of the Offer.

(4)         All of the equity awards disclosed in this column have “double trigger” vesting provisions and only vest upon a qualifying termination of employment following a change of control.

(5)         The amounts in this column include welfare benefits continuation and $25,000 for outplacement services, in each case in connection with a termination of employment after the closing of the Offer.

(6)         The amounts disclosed in this column relate to the unvested portion of retention bonuses granted to each of the named executive officers (other than Mr. Sales, who was not granted a retention bonus) that are described above in “Item 3.  Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, and Directors of the Company — Retention Agreements”.  As described above, the unvested portion of the retention bonuses immediately vest upon a termination of employment without Cause.

Appraisal Rights

There are no appraisal rights available in connection with the Offer.

Forward-Looking Statements

Certain statements in this Schedule may constitute forward-looking statements.  SUPERVALU wishes to caution its stockholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  SUPERVALU refers its stockholders to the documents that SUPERVALU files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 10-K, as amended and as updated by its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in SUPERVALU’s projections or forward-looking statements.  SUPERVALU stockholders are cautioned not to place undue reliance on the forward-looking statements in this Schedule, which speak only as of the date of this Schedule.  All subsequent written and oral forward-looking statements by or concerning SUPERVALU are expressly qualified in their entirety by the cautionary statements above.  SUPERVALU does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Item 9.                                             Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)

Offer to Purchase dated January 25, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(D)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(5)(A)

Press Release issued by SUPERVALU INC., dated January 10, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(a)(5)(B)

Summary Newspaper Advertisement as published in The New York Times on January 25, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(e)(1)

Tender Offer Agreement, dated January 10, 2013, by and among Symphony Investors LLC, SUPERVALU INC. and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(2)

Stock Purchase Agreement, dated January 10, 2013, by and among AB Acquisition LLC, SUPERVALU INC. and New Albertson’s, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(3)	Equity Commitment Letter, dated as of January 10, 2013, by the sponsors and equity investors named therein

(e)(4)	Limited Guarantee, dated as of January 10, 2013, of Cerberus Institutional Partners V, L.P. in favor of SUPERVALU INC.

(e)(5)	Form of Transition Services Agreement by and between SUPERVALU INC. and Albertson’s LLC

(e)(6)	Form of Transition Services Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(7)	Form of Trademark Cross-Licensing Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(8)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by SUPERVALU INC. on June 4, 2012

(e)(9)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 11, 2012

(e)(10)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(11)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(12)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A.

(e)(13)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERVALU INC.

Date: January 25, 2013	By:	/s/ Todd N. Sheldon
Name: Todd N. Sheldon
Title: Senior Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)

Offer to Purchase dated January 25, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(D)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(5)(A)

Press Release issued by SUPERVALU INC., dated January 10, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(a)(5)(B)

Summary Newspaper Advertisement as published in The New York Times on January 25, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(e)(1)

Tender Offer Agreement, dated January 10, 2013, by and among Symphony Investors LLC, SUPERVALU INC. and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(2)

Stock Purchase Agreement, dated January 10, 2013, by and among AB Acquisition LLC, SUPERVALU INC. and New Albertson’s, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(3)	Equity Commitment Letter, dated as of January 10, 2013, by the sponsors and equity investors named therein

(e)(4)	Limited Guarantee, dated as of January 10, 2013, of Cerberus Institutional Partners V, L.P. in favor of SUPERVALU INC.

(e)(5)	Form of Transition Services Agreement by and between SUPERVALU INC. and Albertson’s LLC

(e)(6)	Form of Transition Services Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(7)	Form of Trademark Cross-Licensing Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(8)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by SUPERVALU INC. on June 4, 2012

(e)(9)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 11, 2012

(e)(10)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(11)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(12)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A.

(e)(13)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association